UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2005
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12
EXHIBIT 99.13
EXHIBIT 99.14
EXHIBIT 99.15
EXHIBIT 99.16
EXHIBIT 99.17

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended September 30, 2005. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
     On October 19, 2005, we announced our results of operations for the three months September 30, 2005. We issued press releases announcing its results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.
     On October 19, 2005, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as exhibits 99.4 and 99.5.
     Our officers gave interviews with Dow Jones Newswires, Newspaper Time of India, TV Channel CNBC, TV Channel NDTV, Newspaper Hindu Business Line, Newspaper Economic Times, Newspaper DNA Media, Newspaper Financial Express, Newspaper Deccan Chronicle, Bloomberg and Reuters concerning our results. Copies of the transcripts of these interviews are attached as Exhibits 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12 , 99.13, 99.14, 99.15 & 99.16 respectively, to this Form 6-K.
     Last, we placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended September 30, 2005 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.17.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President, Finance &
Chief Financial Officer
Dated: Oct 25, 2005

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INDEX TO EXHIBITS

Exhibits

99.1	U.S. GAAP Press Release
99.2	Indian GAAP Press Release
99.3	Transcript of October 19, 2005 Press Conference
99.4	Transcript of October 19, 2005 11:45 a.m. Earnings Call
99.5	Transcript of October 19, 2005 6:45 p.m. Earnings Call
99.6	Transcript of October 19, 2005 Dow Jones Interview with Suresh Senapaty, Corporate Executive Vice President, Finance & CFO, Girish Paranjpe, President-Financial Solutions, Suresh Vaswani — President, Wipro Infotech, Technology Infrastructure Services, Testing Services & Enterprise Application Services, Wipro Limited
99.7	Transcript of October 19, 2005 Newspaper Times of India Interview with Girish Paranjpe, President, Finance Solution, Wipro Limited
99.8	Transcript of October 19, 2005 CNBC India Question-and-Answer Session with Company’s Officers
99.9	Transcript of October 19, 2005 TV Channel NDTV interview with Wipro Management Team
99.10	Transcript of October 19, 2005 Newspaper Hindu BusinessLine Interview with Girish Paranjpe, President — Financial Solutions & Suresh Vaswani — President, Wipro Infotech, Technology Infrastructure Services, Testing Services & Enterprise Application Services, Wipro Limited.
99.11	Transcript of October 19, 2005 Newspaper Economic Times Interview with Girish Paranjpe, President — Financial Solutions & Suresh Vaswani — President, Wipro Infotech, Technology Infrastructure Services, Testing Services & Enterprise Application Services, Wipro Limited
99.12	Transcript of October 19, 2005 Newspaper DNA Flash Interview with Girish Paranjpe, President — Financial Solutions, Wipro Limited
99.13	Transcript of October 19, 2005 Newspaper Financial Express Interview with Sudip Banerjee, President — Enterprise Solutions, Wipro Limited
99.14	Transcript of October 19, 2005 Newspaper Deccan Chronicle Interview with Sudip Banerjee, President — Enterprise Solutions, Wipro Limited
99.15	Transcript of October 19, 2005 Bloomberg Interview with Suresh Senapaty, Executive Vice President, Finance & CFO of Wipro Limited
99.16	Transcript of October 19, 2005 Reuters Interview with Suresh Senapaty, Executive Vice President, Finance & CFO of Wipro Limited
99.17	Form of Advertisement Placed in Indian Newspapers

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